Jingwei International Limited
Unit 701-702, Building 14, Keji C. Rd. 2nd,
Software Park,
Nanshan District, Shenzhen, 518057, China

August 12, 2010

VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Jingwei International Limited Registration Statement on Form S-3 filed on July 15, 2010 Registration No. 333-168108

Ladies and Gentlemen:

We respectfully request (i) that the Registration Statement filed on Form S-3 (File No. 333-168108) of Jingwei International Limited (the “Company”), together with all exhibits (the “Registration Statement”) be withdrawn in light of the Company's inability to obtain a waiver to certain eligibility requirements of the Form on which the Registration Statement was filed, and (ii) the consent of the Securities and Exchange Commission (the “Commission”) to such withdrawal.

The Company confirms that the Registration Statement has not been declared effective.

We would appreciate it if you would please provide a facsimile copy of the order consenting to the withdrawal as soon as it is available to the Company’s counsel, Mitchell S. Nussbaum at (212) 504-3013.

Very truly yours,

Jingwei International Limited

By:	/s/ Rick H Luk
Name: Rick H Luk
Title: Chief Executive Officer